EXHIBIT (f)

Description of Queensland and Queensland Treasury Corporation

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “project”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the Russian invasion of Ukraine and the conflicts in the Middle East;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(f)-1

QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons;

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations; and

(g)	to undertake such other activities as the Governor in Council may from time to time direct.

In pursuance of its statutory objectives and functions, the Corporation provides a range of financial services to the State and its public sector entities, which include government departments, government owned corporations, local governments and other statutory bodies (“Government Bodies” or “clients”). These services include:

•	managing the State’s funding program in the global capital markets to deliver sustainable and cost-effective borrowings for its clients;

•	centralizing the management of clients’ borrowings, cash investments and financial risks; and

(f)-2

•	offering a range of financial risk management and advisory services to clients to support government priorities.

The Corporation also provides consultancy and advisory services to Queensland government departments through Queensland Government Consulting Services (“QGCS”), a newly established division within the Corporation. As part of its service QGCS supports and facilitates the upskilling of the public service.

As at June 30, 2025, the Corporation had assets totaling A$212.485 billion and liabilities totaling A$212.020 billion (compared to total assets of A$185.824 billion and total liabilities of A$184.986 billion as at June 30, 2024). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the State Investment Operations segment holds portfolios of assets which are held to fund the superannuation, other long-term obligations of the State, as well as to support other state initiatives.

The Capital Markets Operations segment had assets totaling A$163.316 billion and liabilities totaling A$162.850 billion as at June 30, 2025 (compared to assets of A$139.276 billion and liabilities of A$138.438 billion as at June 30, 2024). In relation to the State Investment Operations segment, assets totaled A$49.170 billion and liabilities totaled A$49.170 billion as at June 30, 2025 (compared to assets of A$46.548 billion and liabilities of A$46.548 billion as at June 30, 2024).

The financial statements of the Corporation comprise the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The current Under Treasurer of the State of Queensland is Mr. Paul Williams.

The powers, functions and duties of the Under Treasurer (save for those relating to the State Investment Operations segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

Ms. Karen Smith-Pomeroy and Mr. John Wilson concluded their terms on the Board on November 30, 2025. Mr. Steve Johnston and Ms. Tricia Ho-Hudson were appointed to the Board with effect from October 1, 2025, and Ms. Karina Kwan and Mr. Berkeley Cox were appointed to the Board with effect from November 1, 2025. Mr. Johnston, Ms. Ho-Hudson, Ms. Kwan and Mr. Cox’s biographies are set out in the Corporation’s Form 18-K/A filed on October 9, 2025.

Mr. Damien Frawley concluded his term on the Board on December 31, 2025. Mr. Steve Johnston is the current Chair of the Board.

The Chief Executive Officer of the Corporation is Mr. Simon Ling. The senior management structure includes six Managing Directors covering Funding and Markets, Advisory Services, Business Services, Risk, People and Culture, and the newly established QGCS. Ms. Giselle Hodgson was appointed to the newly created role of Managing Director, QGCS with effect from November 10, 2025. Ms. Maryanne Kelly was appointed Managing Director, Advisory Division with effect from October 1, 2025. She has served as Acting Managing Director, Advisory Division since December 18, 2024. Ms. Jody Keys was appointed Chief Operating Officer and Managing Director, Business Services Division with effect from October 2, 2025.

(f)-3

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing, Lending and Cash Management Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to Government Bodies.

QTC has an established platform of debt funding facilities to source funds on a global basis. At June 30, 2025, the total borrowings of the Corporation (at fair value) were A$149.967 billion. This amount included debt issued under overseas funding programs equivalent to A$5.247 billion based on the prevailing rates of exchange at June 30, 2025. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$126.6 million for the year ended June 30, 2025 (compared to A$166.8 million for the year ended June 30, 2024).

The repayment of principal and the payment of interest on all AUD debt securities issued by the Corporation under funding programs established within Australia (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) are unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act.

Section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this statutory provision, the repayment of principal and the payment of interest on all debt securities issued by the Corporation under funding programs established outside of Australia have been unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland under section 33 of the Act.

As part of QTC’s lending and liability management arrangements, QTC has established client lending products from which Government Bodies access funds. As at June 30, 2025, the market value of the Corporation’s on-lendings to its clients totaled A$120.631 billion of which A$33.048 billion was to government owned corporations.

QTC provides its clients with flexible investment options including an overnight facility, a managed short-term fund (the “Cash Fund”) and fixed rate deposits. QTC’s Cash Fund is a capital guaranteed, Australian dollar investment vehicle designed for short to medium term horizons. The fund invests clients’ temporary surplus cash in a diversified portfolio of money market and term asset securities. In addition, QTC provides certain clients with derivative services to manage their foreign currency, interest rate and commodity exposures as well as environmental product services to facilitate the transaction, holding and surrender of environmental products.

State Investment Operations

Separately from QTC’s capital market operations, QTC holds two portfolios of assets that were transferred from the Queensland Government under administrative arrangements. These assets are held in unit trusts managed by QIC Limited. QTC issued the State of Queensland a fixed rate note for each portfolio in return for the assets transferred under these arrangements. These two portfolios, the Long Term Assets portfolio and the Queensland Future Fund portfolio, make up QTC’s State Investment Operations segment (“SIO”).

(f)-4

Recognizing the direct relationship between these fixed rate notes and the invested assets of SIO, any difference between the interest paid by QTC on the fixed rate notes and the return received by the State Investment Operations segment on the invested assets is recognized in the financial statements annually as a market value adjustment to the value of the fixed rate note. The market value of assets held by the State Investment Operations segment as at June 30, 2025 totaled A$49.170 billion, which matched the market value of the financial liabilities of A$49.170 billion.

The State Investment Advisory Board is responsible for oversight of the invested assets of the State Investment Operations segment. This segment does not generate cash flows and has no impact on QTC’s capital market operations or its ability to meet its obligations.

Risk Management

The Corporation takes an enterprise-wide approach to risk management, which involves managing the organization’s risk on a consistent and comprehensive basis and requires the engagement of all staff. As part of this approach, the Corporation monitors and manages risks through the identification of risks across its three-level risk taxonomy. Principal risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Principal risks include operational and financial market risks including the risk that the corporation cannot access funding to meet debt servicing obligations and client borrowing requirements.

The Corporation is not subject to Australian prudential standards nor the Bank of International Settlements, Basel II and Basel III accords. However, the Corporation has in place comprehensive policies, procedures, and risk limits and tolerances to manage its funding, liquidity, credit and market risks, all of which are monitored by various risk and governance functions, including oversight and approval from the Board and its sub-committees.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of high quality liquid assets (“HQLA”), which can be readily liquidated if required. Included in these HQLA assets are funds held in advance of requirement to fund both the redemption of maturing debt and clients’ projected debt financing requirements.

The Corporation and its Board also manage and maintain adequate capital to support the Corporation’s risk profile and risk appetite.

(f)-5

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,519 kilometers of railway lines and 183,872 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 5.6 million persons, or 20.5% of Australia’s population as at March 31, 2025. As at June 30, 2024, 73% of Queensland’s population lived in South-East Queensland, an area with warm subtropical climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.5 million persons. There are nine other population centers in Queensland with over 50,000 persons.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

Under the Australian Constitution, the federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters, the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates were historically centrally determined through Federal and state conciliation and arbitration tribunals, legislation over at least two decades has underpinned a move away from central wage fixation toward enterprise based agreements.

(f)-6

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a fixed four year term.

The most recent Queensland State election was held in October 2024. The Liberal National Party won 52 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable David Crisafulli, who became Premier on October 28, 2024 following the 2024 State Election. Mr. Crisafulli entered the State Parliament in 2012 and served as Leader of the Opposition from November 2020 until October 2024. The next state election is due to be held in 2028.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council comprises the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

(f)-7

QUEENSLAND ECONOMY

Overview

Queensland has a modern, vibrant economy, supported by a diverse range of industries, including agriculture, resources, construction, tourism, manufacturing and services.

In recent years, the Queensland economy has battled with the impacts of the global COVID-19 pandemic, with outbreaks and related restrictions on activity in Australia and many other countries leading to a severe deterioration in national and international economic activity.

In the face of a range of domestic and external challenges, the Queensland economy and labor market have proven remarkably resilient. Domestic activity and employment rebounded strongly as COVID-19 restrictions were progressively unwound.

Agriculture, forestry and fishing are a vital part of Queensland’s diverse economy and an important part of our State’s heritage, particularly in rural and regional areas. The bulk of Queensland’s agricultural commodities are produced for export, providing a significant contribution to foreign earnings.

Queensland has well developed coal and minerals industries, and the liquefied natural gas industry has seen rapid expansion and transformation into a major international export sector over the past decade. The State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

Queensland is the world’s largest seaborne exporter of metallurgical coal, with a large proportion of the State’s coal produced from the Bowen Basin. A wide variety of minerals are produced in Queensland, with bauxite, copper, zinc, lead, silver and gold the most common. The largest concentration of minerals mines is in the region surrounding Mount Isa.

While Queensland’s natural gas industry has been operating since the 1960s, the development of coal seam gas extraction and the significant investment in Liquefied Natural Gas (“LNG”) plants at Gladstone has opened the sector up to major export markets in Asia. Valued at A$21.7 billion in 2024-25, LNG has become Queensland’s second most valuable commodity export after metallurgical coal.

Most of the resources produced in Queensland are used overseas. Overseas exports of resources (including coal, LNG and minerals) accounted for around 78% of Queensland’s international merchandise exports in 2024-25.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism has also been an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside. International tourism has continued to recover following the COVID-19 pandemic and after the reopening of international borders in late 2021. In 2024-25, there were 34.0 million international tourist visitor nights spent in Queensland, up from 32.1 million in 2023-24 but still below the 36.0 million in pre-COVID 2018-19.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

(f)-8

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the healthcare and professional scientific and technical services sectors has increased.

Economic Plan

The Government’s values in guiding its economic policy are outlined in the ministerial charter letter of the Honourable David Janetzki MP, Treasurer, Minister for Energy and Minister for Home Ownership. These include:

•	Fostering a taxation and regulatory environment built on stability and certainty which will deliver strong investor confidence in Queensland;

•	Creating an economic environment where existing businesses and industries can expand and grow;

•	Providing Queensland with an open door for investors from interstate and overseas to stimulate jobs and economic growth for Queenslanders;

•	Delivering Queenslanders an energy system that is affordable, reliable and sustainable;

•	Facilitating private sector investment in new energy infrastructure while maintaining public ownership of existing assets; and

•	Ensuring Queensland is a place of aspiration and opportunity, where home ownership is a realistic and attainable option for those living in our state.

In support of these values, the Government is taking action to support productivity growth in Queensland with the re-establishment of the Queensland Productivity Commission (“QPC”).

Productivity growth is the main driver of living standards – increasing productivity puts downward pressure on prices, increases wages and raises profits for business and industry.

Lifting Queensland’s productivity performance will require improvements to policy and regulatory settings to support business activity and income growth, better government services and delivery of the government’s housing and infrastructure priorities.

The QPC, which commenced on April 22, 2025, has been established as an independent statutory body to undertake reviews of complex economic, social and regulatory issues and provide recommendations to the Queensland Government.

The independent QPC will provide high quality economic and regulatory policy advice to lift productivity, improve living standards and deliver economic growth. It will play a key role in informing the Queensland Government’s formulation of policies to help drive the state’s future prosperity.

The QPC recently completed a comprehensive inquiry into opportunities to improve the productivity of the Queensland construction industry. The Government is currently considering its response to the Final Report on the inquiry.

The QPC is currently undertaking a review of the economic impacts of Australia’s GST distribution system, particularly on Queensland, with an interim report to be provided by February 4, 2026 and a final report by April 17, 2026.

(f)-9

Reflecting the Government’s commitment to increasing productivity, the Government has introduced a new fiscal principle – Target productivity improvements across the private and public sectors to increase living standards for Queenslanders over the medium term. See “Queensland Government Finances—Fiscal Principles” for additional discussion of the fiscal principles.

The Government is also focused on responsible economic management and government accountability, with properly costed projects and KPIs on programs. The Government has formally stopped the Pioneer Burdekin pumped-hydro project, which was estimated to cost A$37 billion.

In addition, the Government has communicated a number of specific policy intentions, including that it will:

•	Deliver responsible budget management to stabilize debt;

•

Implement a number of housing affordability initiatives, including a “Securing our Housing Foundations” plan to deliver one million homes by 2044, a new exemption from transfer duty for first home buyers purchasing or building a new home and a A$165 million shared equity program that would see first home buyers owning homes sooner; and

•

Ensure reliable electricity supply through initiatives including a commitment to spend A$1.4 billion over five years on maintenance on government-owned coal-fired power stations (referred to as the Electricity Maintenance Guarantee) and working to progress transmission infrastructure, including the Copperstring Project.

Economic Growth

According to the Australian Bureau of Statistics (“ABS”), Queensland’s economic output rose by 2.2% in 2024-25, following growth of 1.7% in 2023-24 and 2.9% in 2022-23. Real gross state product (“GSP”) growth in 2024-25 was driven by continued growth in domestic economic activity (which contributed 2.5 percentage points to GSP growth). Household consumption, dwelling investment and public final demand made solid contributions to GSP growth, partially offset by a modest detraction from business investment.

Net overseas exports did not contribute to GSP growth in 2024-25, with a moderate rise in exports (up 3.0%) offset by moderate growth in imports (up 3.8%).

The balancing item (which implicitly includes interstate trade and change in inventories) and together with a reconciling item derived by the ABS reflecting differences in the quality of data sources and other measurement issues detracted 0.3 percentage points from growth in 2024-25.

Real Economic Growth—Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP
Year	A$ Billion	% Change	A$ Billion	% Change
2019-20	451.1	-0.9	2,400.0	-0.1
2020-21	463.4	2.7	2,448.1	2.0
2021-22	489.7	5.7	2,552.2	4.3
2022-23	503.7	2.9	2,643.7	3.6
2023-24	512.4	1.7	2,680.0	1.4
2024-25	523.8	2.2	2,716.2	1.4

(a)	Chain volume measures; reference year 2023-24.

Source: ABS Australian National Accounts: State Accounts.

(f)-10

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2020-21	2021-22	2022-23	2023-24	2024-25
Overseas goods exports (A$ billion)	60.8	124.0	133.1	118.3	108.8
Household consumption (A$ billion)	209.8	225.9	252.9	272.0	285.9
Private investment (A$ billion)	67.4	81.7	89.8	94.5	98.9
Resources exports (A$ billion)	44.8	103.1	108.3	93.5	82.6
Agricultural production (A$ billion)	15.1	17.6	18.6	17.0	20.3
Employment (‘000 persons)(a)	2,572	2,700	2,801	2,885	2,973
Unemployment rate (%)(a)	6.7	4.5	3.7	4.1	4.0
Increase in consumer prices (%)(a)	2.1	5.4	7.3	4.1	2.2
Average weekly earnings (A$)(a)	1,631	1,688	1,776	1,873	1,954

(a)	Full-time ordinary time earnings, year-average.

Note:	All monetary values are in current prices.

Sources:	ABS Annual State Accounts; Labour Force; Average Weekly Earnings; Consumer Price Index; Queensland Department of Primary Industries; Queensland Department of Resources; and Queensland Treasury.

Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2023-24 and 2024-25.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2023-24	2024-25	2023-24	2024-25	2023-24	2024-25	2023-24	2024-25
Household consumption	2.2	1.3	1.1	0.7	1.0	1.1	0.5	0.6
Private investment	1.6	0.2	0.3	0.0	2.9	1.2	0.5	0.2
-Dwellings	-1.0	4.0	-0.1	0.2	-0.6	3.8	0.0	0.2
-Business investment	2.6	-1.8	0.3	-0.2	4.2	-0.2	0.5	0.0
Non-dwelling construction	3.5	-1.3	0.2	-0.1	5.4	-1.2	0.3	-0.1
Machinery and equipment	0.8	-3.9	0.0	-0.2	3.0	-1.3	0.1	-0.1
-Other business investment	4.2	1.5	0.1	0.0	4.0	4.0	0.1	0.1
Private final demand(b)	2.0	1.0	1.4	0.7	1.5	1.1	1.1	0.8
Public final demand(b)	6.5	6.1	1.8	1.8	4.3	4.4	1.2	1.2
Overseas exports	12.9	3.0	3.1	0.8	4.1	0.8	1.0	0.2
Overseas imports	7.7	3.8	-1.4	-0.8	6.3	3.1	-1.4	-0.7
Balancing item	n.a.	n.a.	-3.1	0.0	n.a.	n.a.	n.a.	n.a.
Statistical discrepancy	n.a.	n.a.	0.0	-0.4	n.a.	n.a.	0.0	0.0
GSP/GDP	1.7	2.2	1.7	2.2	1.4	1.4	1.4	1.4

(a)	Chain volume measure; reference year 2023-24.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source: ABS Australian National Accounts: State Accounts.

(f)-11

Based on ABS Australian National Accounts: State Accounts data (see table above), key features are:

•

Household consumption in Queensland rose 1.3% in 2024-25, moderating from strong growth in recent years as consumers have responded to several years of high cost of living pressures. Looking forward, household spending growth is expected to strengthen in 2025-26 and 2026-27, as real per capita incomes are supported by easing underlying inflation as well as ongoing income tax cuts and recent interest rate reductions. However, the heightened uncertainty in the global environment is likely to prompt households to exercise a greater degree of caution and increase savings buffers. This is projected to keep spending growth in the forecast years broadly in line with the pre-COVID decade average of 2.5%.

•

Dwelling investment rebounded 4.0% in 2024-25, following declines of 4.5% in 2022-23 and 1.0% in 2023-24, as residential construction activity gradually recovered from significant constraints that hampered supply in recent years, such as material and labor supply shortages, poor weather and flooding, several construction company insolvencies and low productivity growth. New and used dwelling investment has grown consistently through this period, to be up to 8.7% over this three-year period, adding to the stock of new housing. In contrast, alterations and additions activity has been subdued compared with the previous high levels of renovation activity, falling by 16.7% in aggregate over the two years to 2023-24, before rebounding 6.0% in 2024-25. As construction capacity has struggled to keep up with the state’s strong housing demand, the value of residential work in the pipeline has surged, peaking at a nominal value of A$18.1 billion in June quarter 2025. Supported by the continued easing of supply constraints, the large backlog of work in the pipeline and the three interest rate cuts in 2025, dwelling investment, particularly for new dwellings, is forecast to grow solidly in both 2025-26 and 2026-27.

•

Business investment in Queensland rebounded strongly following the COVID-19 period, rising by 10.0% in 2021-22 and a further 5.9% in 2022-23. More recently, higher interest rates, softer business conditions and capacity constraints in the construction industry have seen investment moderate with growth of 2.6% in 2023-24 being followed by a 1.8% decline in 2024-25. With business conditions and confidence stabilizing at around long-term average levels and more moderate interest rates, the outlook is for modest recovery over the coming years.

•

According to the ABS, the volume of Queensland’s overseas exports rose 3.0% in 2024-25, reflecting strong growth in both goods (up 2.8%) and services (up 4.7%) exports. Growth in Queensland’s goods exports was driven by strong agricultural exports, supported by ideal growing conditions, as well as growth in metals exports and record high LNG exports. Further growth is expected in 2025-26, supported by a recovery in coal exports volumes, as supply constraints unwind, and another solid year of agricultural exports. The recovery in services exports stalled somewhat in 2024-25, impacted by federal government student visa changes and a slower recovery in tourism in the Asia-Pacific region relative to the rest of the world. Services exports are forecast to return to growth in 2025-26 and 2026-27, as the recovery in tourism exports continues and the impacts of visa changes subside.

•

Growth in overseas imports moderated in 2024-25 to 3.8%, supported by the continued recovery in services imports (up 7.0%) while growth in goods imports was more modest (up 2.8%). Goods imports are forecast to rebound in 2025-26, supported by solid growth in household consumption and business investment, while services imports are expected to continue to grow strongly.

Overseas Merchandise Exports

Queensland is Australia’s second largest goods exporting state, accounting for 20.8% of Australia’s total merchandise exports in 2024-25. Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity rail and port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

(f)-12

The nominal value of Queensland’s overseas merchandise exports fell 8.0% in 2024-25, driven by a decline in the value of coal exports as prices moderated from their historic highs in recent years, which more than offset increases in metals and agricultural exports.

The value of Queensland’s coal exports fell A$13.7 billion, to A$44.6 billion in 2024-25, driven by a decline in metallurgical coal exports (down A$13.1 billion to A$35.3 billion), while thermal coal exports fell modestly (down A$600 million to A$9.3 billion). The decline followed a A$14.2 billion fall in 2023-24.

The decline in coal exports was primarily driven by lower prices. Prices for metallurgical coal exports moderated sharply over the two years to 2024-25, with the average PCI/semi-soft coking coal price falling from A$391 per tonne in 2022-23 to A$297 per tonne in 2023-24 and A$243 per tonne in 2024-25, and the average hard coking coal price moderating from A$401 per tonne in 2022-23 to A$388 per tonne in 2023-24 and A$283 per tonne in 2024-25. The average price for Queensland’s thermal coal exports fell from a record high A$296 per tonne in 2022-23 to A$149 per tonne in 2023-24 and A$137 per tonne in 2024-25. Despite prices declining across all three major coal exports, prices remain above their pre-COVID levels in 2018-19 (hard coking A$265 per tonne, PCI/semi-soft A$188 per tonne and thermal A$113 per tonne).

Coal export tonnages fell 0.8% to 199.2 million tonnes (“Mt”) in 2024-25, driven by a decline in hard coking exports (down 5.6% to 88.5Mt), which more than offset rises in PCI/semi-soft (up 4.6% to 42.3Mt) and thermal (up 2.7% to 67.8Mt) export tonnages. The anticipated recovery in hard coking coal exports was hampered by several mine incidents and slower global steel production than expected.

The value of LNG exports fell A$674 million to A$21.7 billion in 2024-25, driven by a 4.1% decrease in export prices, which more than offset a 1.1% increase in volumes. Most of Queensland’s LNG exports are sold under long-term contracts linked to global oil prices, with several months lag. Oil prices retreating from elevated levels in recent years resulted in the value of LNG exports falling from record highs. Export volumes rose to a record high 24.0Mt in 2024-25, supported by strong global demand as Europe continued to reduce natural gas imports from Russia.

The value of metals exports rose A$3.3 billion to A$15.5 billion in 2024-25, with aluminum exports (including bauxite and alumina) rising A$2.3 billion to A$7.3 billion, zinc exports growing A$356 million to A$2.3 billion, copper exports increasing A$199 million to A$3.0 billion and lead exports rising A$172 million to A$1.4 billion. The increase in aluminum exports was broad-based, with bauxite, alumina and aluminum prices all increasing strongly. Zinc and lead exports benefited from higher prices, while the rise in copper exports was driven by higher volumes for ores and concentrates and higher prices for refined copper.

The value of Queensland’s agricultural exports rose A$901 million to A$17.6 billion in 2024-25, with increases in the value of beef and crops exports more than offsetting declines in sugar and cotton exports.

The value of meat (primarily beef) exports rose A$1.6 billion, to A$9.2 billion in 2024-25, reflecting higher export volumes (up 13.1%) and prices (up 7.7%). Queensland’s beef production and exports have increased significantly over the past few years as Queensland’s cattle herd matured to being process-ready. Favorable weather conditions over the previous few summers have maintained Queensland’s herd size, despite increased production and exports. Further, the United States experienced a significant reduction in their herd size and as a result, the United States has significantly increased imports of beef, including from Australia, to meet domestic demand.

Less favorable growing conditions in 2023-24 resulted in the value of crop exports falling to A$4.3 billion from a record high A$6.1 billion in 2022-23. Crop exports partially rebounded to A$4.7 billion in 2024-25, driven by a strong rise in the volumes and prices for exports of chickpeas (up A$970 million to A$1.3 billion) in response to India removing tariffs on Australian chickpeas in recent years. In contrast, cotton exports fell A$799 million to A$1.6 billion, primarily due to a drier spring in cotton-growing regions that resulted in a reduction in area planted for cotton, while global supply has increased, putting downward pressure on prices.

(f)-13

Queensland’s raw sugar exports are not published by the ABS but estimated by Queensland Treasury to be A$2.0 billion in 2024-25, down from A$3.0 billion in 2023-24. The decline in the year was the result of a decrease in both prices (down 16.4%) and volumes (down 19.0%).

Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2022-23	2023-24	2024-25(p)
Rural
Meat	7,051	7,524	9,169
Textile fibers(c)	2,682	2,393	1,579
Cereals and cereal preparations	2,542	977	1,105
Vegetables and fruit	967	933	2,013
Feeding stuff for animals	144	159	137
Sugars, sugar preparations and honey(b)	2,299	3,095	2,120
Other rural	1,597	1,610	1,468

Total(b)	17,281	16,691	17,592
Crude minerals
Coal, coke and briquettes	72,420	58,242	44,573
Metalliferous ores(d)	6,177	6,990	10,011
Petroleum and related products/materials	267	181	346
Gas, natural and manufactured	24,058	22,348	21,675
Other crude minerals	21	59	71

Total	102,942	87,821	76,676
Processed minerals and metals
Non-ferrous metals	4,929	5,206	5,447
Other processed minerals and metals	453	463	482

Total	5,382	5,670	5,929
Other manufactures
Machinery and non-transport equipment	1,767	2,117	2,256
Chemicals, fertilizers (excl. crude), plastics, etc.	1,308	1,046	1,513
Transport equipment	836	976	1,003
Leather, rubber, other materials, furniture, clothing, etc.	281	261	272
Miscellaneous manufactures and beverages	785	899	917

Total	4,978	5,300	5,960

Manufactures (sum of processed minerals and metals and other)	10,360	10,969	11,889

Total overseas exports of merchandise goods(b)	130,909	115,750	106,487

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 4.

(f)-14

(b)	Includes Queensland Treasury’s estimate of raw sugar exports, which have been confidentialized by the ABS.
(c)	Includes Queensland Treasury’s estimate of cotton lint exports which were previously confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of copper ores and concentrates exports which have been confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Sources:	ABS unpublished merchandise trade data and Queensland Treasury.

The A$ has depreciated against the US$ since 2020, primarily reflecting the strength of the US economy and the fact that the United States Federal Reserve lifted interest rates quicker and higher than in Australia. However, the A$/US$ exchange rate has traded within a relatively narrow range over the past 30 months. In the 2024-25 financial year, the A$ exchange rate averaged US$0.6479, a 1.2% depreciation on the previous year.

Although Queensland exports to a wide range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 81.2% of all merchandise exports (see table below). China retained its position as Queensland’s largest merchandise export market in 2024-25, accounting for 24.6% of total merchandise exports in the year. South Korea (13.7%), Japan (13.5%) and India (11.5%) were also significant destinations for Queensland’s exports in 2024-25.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2022-23	2023-24	2024-25
North Asia Total	55.3	53.9	55.7
China	17.0	22.4	24.6
Japan	19.5	15.1	13.5
South Korea	13.5	12.6	13.7
Taiwan	4.8	3.5	3.6
Hong Kong	0.3	0.3	0.4

South Asia Total	28.2	28.5	25.5
India	14.0	14.4	11.5
Vietnam	4.4	4.1	3.5
Malaysia	3.7	3.2	3.2
Indonesia	2.3	2.8	3.1
Singapore	1.7	2.0	1.5

North America	3.2	4.0	6.0
United States	2.4	2.8	4.2
Canada	0.8	1.2	1.8

European Union	6.0	6.1	5.2
United Kingdom	0.6	0.9	0.7
New Zealand	1.1	1.1	1.3
Brazil	1.5	1.4	1.0
Other	4.1	4.1	4.7

Source: ABS International Trade in Goods.

(f)-15

Tourism Exports

International tourism1 to Queensland recovered significantly from COVID-19 travel restrictions. In 2024-25, there were 34.0 million international tourist visitor nights in Queensland, up from 32.1 million in 2023-24, but still below the 36.0 million in pre-COVID 2018-19. New Zealand was the largest source of tourist visitor nights in 2024-25 (4.2 million), followed by the United Kingdom (4.1 million) and Japan (2.5 million). International tourism from China, previously one of Queensland’s largest sources of visitor nights, has begun to recover, rising from 0.4 million nights in 2022-23 to 1.6 million nights in 2024-25, following China’s relatively late reopening of international travel, but visitor nights remain well below the pre-COVID level of 3.8 million in 2018-19.

Overseas tourist nights by source, Queensland

(thousand nights)

	Pre-COVID 2018-19	2022-23	2023-24	2024-25
New Zealand	4,050	3,624	4,184	4,240
Japan	2,124	910	1,995	2,521
Korea	1,933	542	1,632	2,430
India	1,552	2,093	2,603	1,702
China	3,776	386	2,251	1,580
Other Asia	5,972	6,224	4,557	6,343
United Kingdom	4,329	3,981	4,126	4,122
France	1,098	643	972	1,129
Other Europe	5,328	3,554	4,553	4,252
United States	1,885	1,305	1,602	1,667
Other Countries	3,988	3,377	3,639	3,987

Total	36,035	26,639	32,114	33,973

Source: Tourism Research Australia.

Interstate tourists are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2023-24 (latest available data), Queensland’s interstate tourism gross value added (“GVA”) was the largest of all states, at A$5.0 billion (27.4% of the national total), ahead of New South Wales (A$4.6 billion). In pre-COVID 2018-19, Queensland’s interstate tourism GVA was the second largest (A$3.2 billion), slightly behind New South Wales (A$3.3 billion).

Interstate visitor nights to Queensland fell 3.8% in 2024-25 to 32.6 million but remained above the pre-COVID level of 29.4 million nights in 2019.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 3.4% to A$75.5 billion in 2024-25. The rise in the value of imports was the result of a broad increase in the value of machinery (up A$1.2 billion to A$16.5 billion) and manufactured goods (up A$1.8 billion to A$14.3 billion), which more than offset a fall in petroleum and road vehicles imports. In real terms, goods imports rose 2.8% in 2024-25.

[1]	Tourists are defined as people visiting friends/relatives or holidaying.

(f)-16

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2022-23	2023-24	2024-25	Annual % change, 2024-25
Live animals, food, beverages & tobacco	3,022	3,013	3,473	15.3
Mineral fuels, petroleum and lubricants	16,700	15,406	13,359	-13.3
Chemicals	4,954	4,520	4,997	10.5
Road motor vehicles	12,714	14,891	13,534	-9.1
Other machinery and transport equipment	14,082	15,359	16,517	7.5
Other manufactured goods	12,560	12,470	14,281	14.5
Other	7,854	7,336	9,351	27.5

Total overseas imports of goods	71,884	72,994	75,512	3.4

(a)	Based on the Standard International Trade Classification.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished merchandise trade data.

Population and Employment

As at June 30, 2025 (latest available data), Queensland’s estimated resident population was 5.67 million, accounting for 20.5% of Australia’s population. Over the year to June 30, 2025, Queensland’s population grew by 1.8%, above the national population growth of 1.5% over the same period.

Net interstate migration contributed 21,595 persons to Queensland’s population change over the 12 months to June 30, 2025. Over the same period, net overseas migration contributed 55,743 persons while natural increase (births minus deaths) contributed 20,606 persons.

Following an increase of 3.0% in the previous year, in year average terms, Queensland’s employment rose 3.1% in 2024-25. Employment growth during this period has been supported by solid growth in domestic activity in Queensland.

Queensland’s labor force participation rate was 67.2% in 2024-25, the highest year-average participation rate since 2010-11, up from 66.8% in 2023-24. The increased participation rate resulted in the unemployment rate rising from 3.7% in 2022-23, the lowest year-average unemployment rate since monthly data began in 1978, to 4.0% in 2024-25. The employment-to-population ratio remained elevated at 64.5% in 2024-25. The trend unemployment rate remains low by historical standards, at 4.2% in November 2025.

In 2024-25, Health Care & Social Assistance remained Queensland’s largest employing industry, employing 492,000 persons (or 16.5% of total employment in the State), followed by Retail Trade (9.7%), Construction (9.6%) and Education & Training (8.2%).

(f)-17

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2024-25.

Employed Persons by Industry, Queensland(a)

	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25	2019-20 to 2024-25
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	70.9	81.5	70.7	59.9	70.1	65.2	-1.7
Mining	70.1	77.5	83.0	73.2	78.1	82.9	3.4
Manufacturing	164.7	177.7	186.0	176.3	180.3	174.0	1.1
Electricity, Gas, Water & Waste Services	31.8	29.5	32.9	33.7	40.5	53.8	11.1
Construction	245.3	231.4	237.1	263.9	278.4	284.8	3.0
Wholesale Trade	71.7	80.0	69.1	68.0	75.3	67.9	-1.1
Retail Trade	231.1	264.7	253.0	281.8	281.9	288.9	4.6
Accommodation & Food Services	189.4	182.4	204.9	199.5	200.9	217.1	2.8
Transport, Postal & Warehousing	128.6	133.9	140.3	147.5	162.7	158.6	4.3
Information Media & Telecommunications	28.6	27.4	28.8	23.3	30.8	26.7	-1.4
Financial & Insurance Services	59.8	75.5	69.5	78.5	72.4	78.6	5.6
Rental, Hiring & Real Estate Services	52.4	50.9	55.8	41.9	48.9	55.1	1.0
Professional, Scientific & Technical Services	191.6	189.9	211.1	219.3	232.6	227.6	3.5
Administrative & Support Services	88.1	80.6	83.6	94.3	96.0	85.6	-0.6
Public Administration & Safety	159.0	166.9	170.2	182.4	192.3	204.5	5.2
Education & Training	217.5	211.5	234.0	251.2	242.2	245.0	2.4
Health Care & Social Assistance	354.5	373.1	422.9	455.2	454.1	491.6	6.8
Arts & Recreation Services	44.9	43.1	40.1	46.8	45.2	52.5	3.1
Other Services	105.6	102.1	112.9	112.5	112.7	120.0	2.6

Total(b)	2,505.6	2,579.7	2,705.6	2,809.3	2,895.2	2,980.3	3.5

(a)	Year average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

(f)-18

Employed Persons by Industry, Rest of Australia(a)

	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25	2019-20 to 2024-25
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	258.4	258.6	243.7	242.0	246.0	242.5	-1.3
Mining	188.5	197.1	218.5	227.2	226.4	229.4	4.0
Manufacturing	720.0	690.9	685.4	692.0	730.6	702.0	-0.5
Electricity, Gas, Water & Waste Services	124.0	123.0	123.4	129.2	137.1	146.4	3.4
Construction	930.7	924.2	915.1	1,028.8	1,046.2	1,056.5	2.6
Wholesale Trade	318.8	299.5	282.0	294.3	316.2	286.5	-2.1
Retail Trade	993.7	1,006.1	1,014.6	1,055.1	1,042.9	1,056.8	1.2
Accommodation & Food Services	656.1	646.9	657.6	740.9	713.1	741.9	2.5
Transport, Postal & Warehousing	509.4	513.9	525.8	561.1	573.3	581.9	2.7
Information Media & Telecommunications	173.0	161.5	164.3	171.4	161.3	159.1	-1.7
Financial & Insurance Services	400.0	398.3	462.4	467.4	471.2	472.1	3.4
Rental, Hiring & Real Estate Services	159.8	155.5	171.8	174.9	170.9	193.1	3.9
Professional, Scientific & Technical Services	940.7	973.6	1,009.5	1,074.7	1,086.4	1,086.3	2.9
Administrative & Support Services	348.6	333.2	341.5	340.1	336.1	346.9	-0.1
Public Administration & Safety	674.7	704.4	736.9	696.9	741.2	772.2	2.7
Education & Training	861.6	894.7	892.7	911.8	959.7	1,022.7	3.5
Health Care & Social Assistance	1,398.5	1,412.6	1,528.3	1,647.7	1,765.2	1,813.9	5.3
Arts & Recreation Services	178.1	187.6	180.8	196.9	227.6	217.4	4.1
Other Services	376.3	382.7	419.0	405.5	407.2	421.6	2.3

Total(b)	10,210.8	10,264.3	10,573.3	11,057.8	11,358.4	11,549.2	2.5

(a)	Year average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Labour Force, Australia, Detailed.

Prices

Consistent with trends in other advanced economies and nationally, the Brisbane consumer price index (“CPI”) rose strongly in 2021-22 and 2022-23, up 5.4% and 7.3% respectively. The national CPI rose 4.4% in 2021-22 and 7.0% in 2022-23. Consistent with national trends, Brisbane’s inflation eased in 2024-25, falling to 2.2%. However, the latest data show that the annual growth in Brisbane’s CPI rebounded to 5.1% in November 2025, up from 2.3% in June 2025. This increase primarily reflects the impact of the unwinding of Queensland government’s significant energy rebates, which were implemented in September quarter 2024.

Income

Queensland recorded 4.3% growth in average weekly ordinary time earnings for full-time adults in 2024-25, compared with 4.6% growth nationally.

(f)-19

The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household income per capita 2024-25	Average weekly full-time ordinary time earnings 2024-25
	A$	A$
Queensland	82,990	1,954
New South Wales	88,748	2,019
Victoria	78,881	1,944
South Australia	74,251	1,876
Western Australia	93,662	2,156
Tasmania	75,606	1,779
Australia	85,186	1,993

Sources: ABS Australian National Accounts: State Accounts; Average Weekly Earnings.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the “Award” system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees.

Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2025, State and local public sector employees in Queensland totaled 474,200 persons.2

The Fair Work Legislation (Secure Jobs Better Pay) Act 2022 is designed to promote job security and gender equality, and adjusts rules around enterprise agreements and bargaining.

Queensland’s industrial relations system is underpinned by awards and certified agreements. In October 2022, Queensland’s Parliament passed the Industrial Relations and Other Legislation Amendment Bill 2022 giving effect to the recommendations of the independent five-year review of the laws. Changes included strengthening workers protection from sexual, sex or gender-based workplace harassment, providing better access to parental leave and domestic and family violence leave, and promoting gender pay equity in collective bargaining. Also, minimum employment standards now align with federal standards by providing greater flexibility for paid and unpaid parental leave to include adoption, surrogacy or parentage transferred under a cultural recognition order.

Prior to the emergence of COVID-19, the Queensland Public Sector Wages Policy was for annual growth of 2.5% on certified agreement pay rates. While wage increases were temporarily deferred in 2020, all affected public sector certified agreements incorporated an additional 2.5% wage increase at a later date to ensure there was no ongoing impact for public sector employees.

[2]	ABS Public sector employment and earnings for 2024-25 financial year. Released November 6, 2025.

(f)-20

The Public Sector Wages Policy (“PSWP”) for the 2022 to 2024 bargaining cycle consisted of:

•	3-year agreements with wage increases of 4% in years 1 and 2, and 3% in year 3; and

•	A cost of living adjustment payment for employees where inflation exceeds headline wage increases established in agreements capped at 3% of base wages.

The cost of living adjustment payment was triggered by the March 2023 CPI outcome in Brisbane (All Groups) with the full 3% payable under relevant certified agreements.

The Government has approved the terms of a PSWP for the 2025 to 2027 bargaining cycle. The current PSWP is being applied to the ongoing round of bargaining for replacement agreements and consists of:

•	Headline wage increase of 3% in the first year and 2.5% per year in the subsequent two years; and

•

A CPI Uplift Adjustment (CUA) to wages of up to 0.5% in the first year and 1% in the next two years, based on the difference between the March CPI (All Groups Brisbane) from 2026 onwards and the wage increase for that year (capped at 3.5%).

The Government remains committed to employment security and critical frontline services. The 2025-26 Budget reported that 90.8% of public servants are engaged in frontline and frontline support roles.

(f)-21

PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2024-25(a)

(nominal)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	15,420	62,986	24.5
Mining	43,767	257,665	17.0
Manufacturing	28,877	147,758	19.5
Construction	41,199	198,741	20.7
Services(b)	368,332	1,935,173	19.0

Total	497,595	2,602,323	19.1

(a)

Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)

Includes electricity, gas, water & waste services, wholesale trade, retail trade, accommodation & food services, transport, postal & warehousing, information, media & telecommunications, finance & insurance services, rental, hiring & real estate services, professional, scientific & technical services, administrative & support services, public administration & safety, education & training, health care & social assistance, arts & recreation services, other services and ownership of dwellings.

Source: ABS Australian National Accounts: State Accounts.

Mining

Over several decades, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large “unconventional” resources of coal seam natural gas.

In 2024-25, Queensland’s mining industry recorded nominal GVA of A$43.8 billion, accounting for 8.8% of Queensland’s total GVA and 17.0% of Australia’s mining output. The nominal value of Queensland’s mining output has fallen from a record A$85.1 billion in 2022-23, driven by global commodity prices normalizing from elevated levels, particularly for coal and oil. Mining’s share of Queensland’s total GVA is highly sensitive to fluctuations in commodity prices. Over the past decade, mining has averaged 11.9% of Queensland’s nominal GVA. In real terms, mining output fell 3.8% in 2024-25, driven by declines in coal, zinc, lead, and copper production. The mining industry employed 82,900 persons in 2024-25, accounting for 2.8% of Queensland’s total employment.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal

Coal is Queensland’s most valuable mining product. In 2024-25, Queensland produced an estimated A$47.3 billion worth of coal. The majority of Queensland’s coal is exported internationally, with A$44.6 billion worth of coal exports in 2024-25, accounting for 41.9% of Queensland’s total merchandise exports. The value of coal production fell 22.4% in 2024-25, driven by a 21.5% decrease in the average price as well as a 1.1% fall in volume. Most of Queensland’s exported coal is metallurgical coal (A$35.3 billion), used in steelmaking, with a smaller amount of thermal coal (A$9.3 billion), primarily used in power generation.

(f)-22

The value and quantity of selected minerals produced in Queensland from 2019-20 to 2024-25 are shown in the following tables.

Queensland Key Resources Production – Estimated Value(a)

(A$ millions)

Resource	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
Coal(b)	37,430	25,899	74,274	76,322	61,041	47,339
Liquefied Natural Gas(c)	15,555	9,514	19,396	24,058	22,347	21,673
Copper	1,833	2,026	2,508	2,106	2,037	1,914
Gold	1,049	1,026	917	862	1,414	2,110
Silver	674	1,004	769	688	772	923
Bauxite	1,427	1,148	1,059	1,181	1,720	2,703
Lead	814	844	823	846	777	621
Zinc	2,489	2,746	3,433	2,860	2,557	2,607

(a)

Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal. Value of production is calculated using Queensland’s production volumes and the Australia price for each commodity.

(b)	Estimated based on Queensland’s unit export price.
(c)	Export value.

Sources: Australian Department of Industry, Science and Resources; ABS; Queensland Department of Natural Resources and Mines, Manufacturing, and Regional and Rural Development; and Queensland Treasury.

Queensland Key Resources Production – Volume

Resource	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25
Coal (‘000t)	242,841	223,469	217,798	223,916	226,824	224,222
Copper (‘000t)	218	192	189	172	155	134
Gold (kg)	14	13	11	10	14	15
Silver (t)	834	916	735	660	636	586
Bauxite (‘000t)	41,987	35,812	38,109	36,554	41,054	44,337
Lead (‘000t)	288	318	259	274	238	202
Zinc (‘000t)	757	773	713	644	658	597
Coal seam gas (Mcm) (a)	39,904	40,317	40,448	39,234	40,553	40,467

(a)	National production data. In 2023-24, 99.9% of national coal seam gas production occurred in Queensland.

Sources: Australian Department of Industry, Science and Resources; Australian Department of Climate Change, Energy, the Environment and Water; and Queensland Department of Natural Resources and Mines, Manufacturing, and Regional and Rural Development.

(f)-23

Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 3.1% of Queensland’s industry gross value added (nominal) and 24.5% of Australia’s total agricultural output in 2024-25. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

According to the Queensland Department of Primary Industries, the nominal value of Queensland’s agricultural production rose A$3.2 billion (or 19.1%) in 2024-25 to A$20.3 billion, driven by increases in value of beef (up A$1.8 billion, or 29.9%), chickpeas (up A$605 million, or 241.3%), and wheat (up A$335 million, or 83.1%).

In 2024-25, Queensland’s most valuable agricultural products, beef (A$7.9 billion), sugarcane (A$1.6 billion) and cotton (A$1.1 billion) were primarily grown for export.

Queensland also produces tropical and citrus fruits, rice, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In real terms, the GVA of the agriculture, forestry and fishing industry rose 10.0% in 2024-25, supported by strong growing conditions.

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2024-25.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2020-21	2021-22	2022-23	2023-24	2024-25
Gross Value (A$m)
Cattle and calves	5,902	6,826	6,613	6,066	7,879
Poultry	3,198	3,096	3,345	3,253	3,745
Pigs	1,501	2,331	2,499	1,589	2,744
Sheep and lambs	540	1,190	1,552	1,017	1,149
Sugar cane	1,211	1,307	1,550	2,056	1,573
Wool	600	631	685	700	736
Grain, oilseeds and pulses	367	389	423	473	517
Fruit and vegetables and nuts	207	217	247	261	252
Dairying (total whole milk production)	138	146	110	72	94
Cotton	63	76	113	77	84
Other	1,400	1,345	1,482	1,472	1,512

Total agriculture	15,127	17,552	18,620	17,037	20,286
Volume of Production
Beef (‘000 tonnes)	29,330	28,479	31,260	28,647	27,286
Sugar cane (‘000 tonnes)(a)	1,594	2,222	2,600	1,080	2,230
Wheat (‘000 tonnes)	222	422	512	293	410
Cotton lint (‘000 tonnes)	1,072	1,717	1,813	1,500	1,830
Grain sorghum (‘000 tonnes)	251	501	292	280	950
Chickpeas (‘000 tonnes)	29,330	28,479	31,260	28,647	27,286

(a)	Seasonal data.

Sources:	ABS Livestock Products; Queensland Department of Agriculture and Fisheries; Australian Sugar Milling Council; Australian Bureau of Agricultural and Resource Economics and Sciences.

(f)-24

Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is estimated to have risen 6.1% to A$244 million in 2024-25. Demand for timber is largely determined by demand for the construction of new dwellings and alterations/ additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries and aquaculture production is estimated to have risen 1.1% to A$520 million in 2024-25, with fisheries accounting for 48% of the gross value of production and aquaculture accounting for 52%.

Manufacturing

In 2024-25, the manufacturing industry accounted for 5.8% of Queensland’s industry gross value added (nominal) and 5.8% of Queensland’s employment. Queensland’s share of Australia’s total manufacturing output was 19.5% in 2024-25.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

In 2023-24 (latest data available), food product manufacturing accounted for the largest component of manufacturing income in Queensland (29.2%), followed by primary metal & metal product manufacturing (10.8%) and transport equipment manufacturing (9.6%).

Construction

The Queensland construction industry directly contributed 8.3% to State GVA, whilst also providing 9.6% of employment in the State in 2024-25.

•	Dwelling investment rose 4.0% in 2024-25, following falls of 1.0% in 2023-24 and 4.5% in 2022-23.

o

A combination of record low interest rates and substantial government stimulus drove strong increases in building approvals and lending indicators throughout 2020-21 and 2021-22. As a result, dwelling investment rose 11.6% in 2020–21 and a further 7.8% in 2021-22.

o

However, ongoing construction capacity constraints, lagged impacts of adverse weather, and several insolvencies among construction companies have constrained the construction industry’s ability to meet elevated demand in recent years.

o

The combination of strong demand, constrained supply and higher construction costs has driven the value of Queensland’s residential work in the pipeline to a record A$18.1 billion in June quarter 2025.

•

Non-dwelling construction, which consists of non-residential building construction (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.), fell 1.3% in 2024-25, following growth of 3.5% in 2023-24 and 5.1% in 2022-23.

o	New engineering construction in Queensland fell 1.8% in 2024-25.

o	Non-residential building construction fell 2.9% in 2024-25.

(f)-25

Services

Transport

Queensland has 16 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south east to Burketown in the north-west. In 2024-25, the total tonnage throughput via Queensland port systems was 348.9 million tonnes (up 0.3% from 2023-24).

The Queensland railway network encompasses over 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland. Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now “Aurizon”) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network is constantly being upgraded and extended to maintain its safety and viability.

Queensland has four international airports, as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country, behind Sydney and Melbourne, with 23.8 million passengers transiting in 2024-25, up 7.2% from 2023-24 and above the pre-COVID level of 23.6 million in 2018-19 for the first time. Following several years of construction, in July 2020, the Brisbane airport opened its new runway, which has doubled the airport’s capacity.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, operate within the State. Queensland has a widespread cable and satellite pay television service in operation, and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government completed the initial build phase of the national broadband network (the “NBN”) in June 2020. The NBN is delivered through a “multi-technology mix” network comprising fibre-to-the-premises, fibre-to-the-node, fibre-to-the-basement, fibre-to-the-curb, hybrid fibre coaxial, fixed wireless and satellite technologies. The NBN is the default Statutory Infrastructure Provider (the “SIP”) for all of Australia and, where it is the SIP, it must meet legal obligations, including in relation to minimum service speed. Within its capital constrains, NBN Co will continue to upgrade the network technologies to support retailers to meet demand from end users which exceeds these minimum requirements, including implementing current plans to expand access to peak download speeds of up to close to 1 gigabit per second. As at November 30, 2025, a total of 2,523,259 premises have been declared as ready to connect in Queensland, while a total of 1,721,223 premises have had services activated.

(f)-26

Tourism

Tourism directly accounted for an estimated 3.3% of overall output (nominal gross value added) in the State in 2023-24 (latest estimate available). Tourism’s share of the economy has recovered in recent years after falling to a COVID-induced low of 1.9% in 2020-21 but remains marginally below the pre-COVID level of 3.4% in 2018-19. The success of tourism in Queensland is to a great extent attributable to natural advantages such as a favorable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

In 2024-25, 1.8 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland, up 4.0% from 2023-24, but still below the pre-COVID level of 2.4 million in 2018-19. In total, international tourists spent 34.0 million nights in Queensland in 2024-25, up from 32.1 million in 2023-24, but still below the pre-COVID level of 36.0 million in 2018-19.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, although a significant amount of domestic tourism is intrastate (Queenslanders travelling within Queensland). There were 25.8 million domestic visitor overnight trips to Queensland in 2024-25,3 with 19.2 million intrastate trips and 6.5 million interstate trips. Domestic visitors spent 91.9 million nights in Queensland in 2024-25, down from 94.4 million in 2023-24. In 2024-25, 59.3 million nights were from intrastate visitors, while 32.6 million were from interstate visitors.

[3]	Tourism Research Australia changed its domestic tourism collection methodology in January 2025. Consequently, figures for tourist trips prior to 2024–25 are not directly comparable.

(f)-27

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the ratable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding which offsets the differences in revenue raising capacity and the cost of delivering services between states, such that, every state has the capacity to deliver comparable services and associated infrastructure at a similar tax burden.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this included the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2025-26, Queensland will receive around A$16.802 billion in GST revenue, as published in the 2025-26 Queensland Mid-Year Fiscal and Economic Review. Queensland is currently assessed by the Commonwealth Grants Commission (the “Commission”) as requiring less than an equal per capita share of the GST distribution, reflecting the ongoing impacts of previous high royalties on Queensland’s GST share and methodology changes adopted by the Commission in its 2025 Methodology Review (the “2025 Review”) that were detrimental to Queensland.

Released in March 2025, the 2025 Review outlines the Commission’s changes to the methodology and calculations underlying the distribution of GST to states and territories, as well as changes in state circumstances since the 2024 Update. The 2025 Review recommended a A$2.4 billion (12.5%) decrease in GST revenue to Queensland (including No-Worse-Off Guarantee payments), with Queensland’s GST share falling from 19.6% in 2024–25 to 17.4% in 2025–26, which for the second year in a row is below Queensland’s population share of 20.6%. Queensland’s below per capita GST share is based on the Commission’s determination that Queensland has a higher fiscal capacity per capita compared to other states, including a higher capacity to raise mining royalties as a result of higher coal prices, a greater share of Commonwealth payments, and lower assessed spending needs associated with legacy policy responses during the COVID-19 pandemic. This is partially offset by higher assessed spending needs for education, health and servicing regional areas and lower revenue-raising capacity for land tax and transfer duty.

(f)-28

Queensland’s peak year of royalties in 2022–23 impacts Queensland’s GST relativities over the three years from 2024–25 until 2026–27, due to the two-year lag and three-year averaging approach taken by the Commission in determining GST shares.

Beyond 2025–26, GST revenue is forecast to recover at an average annual rate of 15.2%. This reflects Queensland’s GST relativity recovering from the effects of temporarily higher coal royalty collections in prior years, and the impact of the Commission’s decision to redistribute GST for previous COVID-19 government expenditure, mainly by New South Wales and Victoria, unwinding from GST calculations.

Following the Australian Government legislating new GST equalization arrangements in 2018, states have been provided a “GST No-Worse-Off Guarantee”, ensuring that any state that received less GST under the new system would receive a supplementary payment from the Australian Government making up the difference. National Cabinet agreed on December 6, 2023 to extend the No-Worse-Off Guarantee to 2029–30, from its initial expiry in 2026–27.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement — the Intergovernmental Agreement on Federal Financial Relations — commenced on January 1, 2009. The main features of the new framework included:

•

a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services and housing.

•

a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

(f)-29

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing State, Territory and Australian Governments.

New governance arrangements — Australian federal relations

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements and federal relations architecture. At the core of this architecture is National Cabinet.

First Ministers will continue meeting as National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (the “CFFR”). Under the new arrangements, CFFR will have responsibility for overseeing the financial relationship between the Commonwealth and the states and territories. This includes taking responsibility for all funding agreements, including National Agreements and Federation Funding Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

Health

The National Health Reform Agreement (the “NHRA”) commenced on July 1, 2012. In May 2020, an Addendum to the 2011 NHRA was signed by all jurisdictions and applied from July 1, 2020 to June 30, 2025. In February 2025, a one-year extension of the 2020-2025 Addendum was agreed to provide financial certainty for public hospitals while the Australian Government and states and territories continue to work together on longer term health and disability reforms. The one-year extension to the NHRA provided additional ‘top-up’ funding for Queensland of A$414 million in 2025-26, bringing the estimated total NHRA funding from the Australian Government to A$7.945 billion in 2025-26.

Funding under these agreements is provided through a combination of activity-based funding for larger hospitals and block funding for smaller regional hospitals. Under the Addendum, the Commonwealth funds 45% of the efficient growth in public hospital services, subject to a 6.5% national cap on the growth of NHRA funding, irrespective of demand growth.

On December 6, 2023, National Cabinet endorsed the Commonwealth increasing its NHRA contributions to 45% over a maximum 10-year glide path from July 1, 2025, with an achievement of 42.5% before 2030. Further, National Cabinet agreed that the 6.5% per annum cap on growth in the Commonwealth’s funding contributions will be replaced with a more generous approach. Negotiations on the next 5-year NHRA are ongoing. How much the new funding arrangements will change funding forecasts will not be known until the agreement is finalized. However, in general, it is expected that from 2026-27 onwards, NHRA funding will be higher than currently forecast.

Education

In March 2025, the Australian and Queensland Governments signed the Heads of Agreement for the new 10-year Better and Fairer Schools Agreement – Full and Fair Funding. The new agreement represents a record investment into Queensland’s public schooling system over the term of the agreement.

Under the agreement, the Australian Government will increase its contribution from 20% to 25% of the Schooling Resource Standard by 2034, with Queensland increasing its contribution to 75%.

Queensland also agreed to remove the provision to claim 4% of state school funding for indirect school costs such as capital depreciation and replace it with 1.8% of non-standard inclusions.

(f)-30

At the time of the 2025-26 Queensland Budget, Queensland expected to receive Australian Government funding of A$2.673 billion in 2025-26 (A$11.269 billion over four years to 2028-29 excluding GST) for Queensland Government schools. Non-government schools funding (including GST) will be A$4.720 billion in 2025-26 (A$20.038 billion over four years to 2028-29).

(f)-31

QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The annual Queensland Government Budget is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing Acts of Parliament while Parliament approves expenditure via the Appropriation Acts on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Act for the Legislative Assembly and one for all other departments.

2024–25 Mid-Year Fiscal and Economic Review (Budget Update)

The 2024-25 Mid-Year Fiscal and Economic Review (“MYFER”) was released on January 23, 2025. The MYFER release followed the October 2024 Queensland State election, which resulted in a change of government.

A revised General Government Sector (“GGS”) net operating deficit of A$4.911 billion was forecast for 2024-25, A$2.28 billion higher than the expected deficit of A$2.631 billion in the 2024-25 Budget. An operating deficit of A$6.926 billion was forecast for 2025-26, before deteriorating further to operating deficits in 2026-27 of A$9.173 billion and in 2027-28 of A$9.190 billion.

The deterioration in net operating balances across the forward estimates largely reflected the fiscal impact of legacy funding issues within key service delivery areas of health, education, child safety and law and order, removal of the former government’s A$3 billion in unallocated savings and other parameter adjustments including higher interest costs.

Some state revenues were upgraded across the remainder of the forward estimates compared to the 2024–25 Budget, with modestly higher payroll tax and transfer duty being notable. The outlook for GST revenue deteriorated due to a range of factors, including potential material downside impacts to Queensland’s GST share from 2025–26 onwards due to methodology changes implemented as a result of the Commonwealth Grants Commission’s 2025 Methodology Review.

The Non-financial Public Sector (“NFPS”) capital program for the period 2024–25 to 2027–28 was forecast at A$129.9 billion. This compared to the 2024–25 Budget 4-year capital program estimate of A$107.3 billion.

NFPS borrowing was projected to be A$128.1 billion by June 2025, and A$217.8 billion by June 2028. The forecast escalation in borrowing reflected the incorporation of significant funding provisions for legacy service delivery expenses and cost escalations within the State’s capital program.

2025-26 State Budget and 2025-26 MYFER

The 2025-26 Budget projected a GGS operating deficit of A$8.581 billion in 2025-26. Progressively improving operating deficits of A$5.864 billion, A$4.285 billion and A$1.086 billion were forecasted for 2026-27 and the following two years. Operating cash flows were forecast to be positive from 2026-27 and contribute to funding capital purchases.

(f)-32

Over the 4 years to 2027–28, total key revenues (taxes, GST and royalties) were expected to improve by A$2.7 billion compared to the 2024–25 MYFER. Queensland’s overall revenue outlook was impacted by the redistribution of GST revenue away from Queensland to other states due to the Commonwealth Grants Commission’s GST Methodology Review, which resulted in an estimated reduction in GST revenue of A$2.292 billion in 2025-26 compared with 2024-25.

Total key revenues were forecast to decline by 0.6% in 2025–26 with strong taxation revenue growth more than offset by significant GST revenue falls, before growing by 8.7% in 2026–27 as taxation revenue continues to grow strongly, and GST revenue rebounds as Queensland’s share begins to recover.

Since the 2024–25 MYFER, the government conducted a review of programs and services to align funding with government priorities. In the 2025-26 Budget, General Government expenses were expected to grow by an average of 2.2% over the 4 years to 2028–29. General government expenses were projected to be A$99.918 billion in 2025–26, an increase of A$5.066 billion (or 5.3%) over the 2024–25 estimated actual. Factors driving the uplift in expenses included the delivery of critical health services, additional funding from agreements with the Australian Government, and additional expenses for child safety, housing and homelessness and frontline policy services.

Measures to support sustainable expenses growth included the capping of the number of non-frontline senior executives in the public service at current levels, and the establishment of QGCS to provide in-house advice to agencies.

The NFPS capital program was projected to be A$116.8 billion over the 4 years to 2027-28. The updated capital program estimates were underpinned by an assessment of the state’s current and future infrastructure requirements, which addressed identified cost overruns and ensured revisit costings were robust. Key areas of focus in the forward estimates included:

•	The Hospital Rescue Plan;

•	Providing transport infrastructure to keep the state moving and the economy growing;

•	Delivering the Brisbane 2032 Olympic and Paralympic Games venues; and

•	Supporting sustainable delivery of Queensland’s Housing Investment Pipeline.

The government is focused on robust oversight and monitoring for a more affordable and sustainable capital spend. The Queensland Productivity Commission recently completed a review of the construction industry to ensure a renewed focus on productivity that will yield benefits for the state’s capital program in terms of efficiency and sustainability, in addition to benefits in the broader economy.

NFPS borrowings were forecast to be A$147.8 billion as at June 30, 2026, A$8.3 billion lower than forecast in the 2024-25 MYFER. By 2027-28, forecast NFPS debt of A$190.4 billion was A$27.5 billion lower than the 2024-25 MYFER.

The Debt Retirement Fund was established in 2020–21 to repay debt but had not previously been used for this purpose. In 2025-26, consolidation of investments into the Debt Retirement Fund will support debt reduction with repayments commencing in 2025–26. Consequently, borrowings by June 30, 2029 are estimated to be A$4.8 billion lower.

The 2025-26 MYFER was released on December 15, 2025. A net operating deficit of A$8.968 billion is forecast for 2025-26, compared to the estimated operating deficit of A$8.581 billion in the 2025-26 Budget. The revised operating position in 2025-26 reflects funding for improved wages and conditions through enterprise bargaining and expense measures taken since the 2025-26 Budget.

(f)-33

Revisions to key revenues overall are broadly neutral in 2025-26. In subsequent years, total key revenues have been revised upwards, by A$445 million (0.7%) in 2027-28 and A$536 million (0.8%) in 2028-29, reflecting improved expectations for transfer duty and payroll tax over the medium term, and slight improvements in GST revenue.

An operating deficit of A$6.318 billion is forecast for 2026-27, reducing in 2027-28 to a deficit of A$4.760 billion. In 2028-29, a deficit of A$1.048 billion is projected, supported by growth in revenue and disciplined expense management. GGS expenses in 2025-26 is estimated to total A$100.070 billion, an increase of A$152 million (0.2%) on the 2025-26 Budget estimate. Expense measures made since the 2025-26 Budget include additional funding for mental health, alcohol and other drugs services, industry support for Mount Isa and North West Queensland, funding to deliver racing infrastructure and delivering the Commission of Inquiry into the Construction, Forestry, Maritime, Mining and Energy Union to assist in restoring safety and productivity to the Queensland construction industry.

NFPS borrowing is expected to be A$146.930 billion by June 2026, A$910 million lower than projected in the 2025-26 Budget, largely due to an improved 2024-25 outcome. By June 2029, NFPS borrowing is estimated to be A$204.899 billion, A$761 million lower than the 2025-26 Budget estimate reflecting the improved 2024-25 outcome, as well as revised timing of the state’s capital purchases.

Fiscal Principles

The Financial Accountability Act 2009 (Qld) requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility (the “Charter”). The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and Budget Update.

The current Charter sets out fiscal principles and measures. An update of progress towards medium-term goals is outlined below:

•

Fiscal Principle 1 – Stabilize the NFPS debt to revenue ratio and GGS net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

Stabilizing the debt to revenue ratio at sustainable levels restores capacity to respond to future external shocks.

In 2025-26, the revised NFPS debt to revenue ratio is forecast to be 144%, the same result as presented in the 2025-26 Budget. By 2028-29, the ratio is projected to be 173% compared to 176% for Budget.

The revised GGS net debt to revenue ratio is estimated to be 42% in 2025-26, an improvement on the 46% forecast in the 2025-26 Budget and 87% in 2028-29 compared to 91% for Budget.

•

Fiscal Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

(f)-34

Maintaining a lower rate of expenses growth than revenue growth supports improvements in the operating position that, in turn, can assist with debt stabilization.

Across the four years to 2028-29, the revised average revenue growth is expected to be 3.8%, compared to expenses growth of 2.8%.

•

Fiscal Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs, and ensuring a pipeline of infrastructure that responds to population growth.

Funding a large capital program primarily through operating cash surpluses rather than additional borrowings is key to stabilizing borrowings.

The share of net cash flows from investments in non-financial assets funded from operating activities is forecast to reach 36% in 2028-29, up three percentage points from the 2025-26 Budget estimate of 33%.

•	Fiscal Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

Measurement of Queensland’s taxation against other jurisdictions provides a meaningful comparative indication of the State’s tax regime and policies.

It is estimated that Queenslanders will pay around A$700 less tax per person than the average of other jurisdictions in 2025-26.

•	Fiscal Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover.

The triennial actuarial investigation of the QSuper Defined Benefit Fund found it to be A$10 billion in surplus as at June 30, 2024. As at June 30, 2025, WorkCover Queensland was fully funded.

•	Fiscal Principle 6 – Target productivity improvements across the private and public sectors to increase living standards for Queenslanders over the medium term.

Improvements in productivity ultimately benefit Queensland’s economy and living standards. As such, this principle is measured in terms of Queensland’s real GSP per capita.

Queensland Treasury estimates real GSP per capita for 2025-26 is A$94,260, reflecting real GSP per capita growth of 1% for the year.

(f)-35

Table 1

Key Financial Aggregates

(UPF Basis)

	2021-22 Actual*	2022-23 Actual*	2023-24 Actual*	2024-25 Actual
	A$ million
General Government Sector
Revenue	74,185	89,809	89,768	88,966
Expenses	69,902	75,880	88,042	93,393

Net operating balance	4,284	13,928	1,726	(4,428)
Purchases of non-financial assets	7,878	9,899	10,553	11,322
Fiscal balance	(72)	8,090	(4,003)	(11,119)
Public Non-Financial Corporations Sector
Revenue	15,951	16,270	17,360	17,977
Expenses	14,897	15,222	15,543	17,369

Net operating balance	1,054	1,048	1,817	608
Purchases of non-financial assets	3,134	4,497	6,402	7,878
Fiscal balance	593	(904)	(2,487)	(4,522)
Non-Financial Public
Revenue	85,485	100,820	100,258	100,392
Expenses	80,356	86,342	97,716	105,086

Net operating balance	5,129	14,479	2,542	(4,695)
Purchases of non-financial assets	11,130	14,300	16,932	19,268
Fiscal balance	194	6,784	(7,468)	(16,534)

* Where applicable, balances have been restated for changes in accounting policies, presentational and timing differences and errors.

Operating Statement

2024-25 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the GGS recorded an operating deficit of A$4.428 billion in 2024-25, compared to a restated operating surplus of A$1.726 billion in 2023-24.

In 2024-25, GGS expenses grew by 6.1% while revenue fell by close to 1% on the previous year.

Despite continued growth in taxation revenue, overall revenue contracted over the year due to lower royalty revenue, as commodity prices moderated from the elevated levels received over the 3 prior years, and a decline in GST revenue, with Queensland receiving a smaller share of the GST pool in 2024-25 compared to 2023-24.

The GGS fiscal balance decreased from a restated deficit of A$4.003 billion in 2023-24 to a deficit of A$11.119 billion in 2024-25 mainly driven by the comparably lower net operating balance.

Revenue

Total revenue from transactions for the year was A$88.966 billion in the GGS, moderately down on 2023-24 revenue of A$89.768 billion. Total revenue from transactions was A$103.057 billion in the Total State Sector (“TSS”), an increase of A$736 million from 2023-24.

Taxation revenue for the GGS was A$25.033 billion in 2024-25, A$2.374 billion or 10% higher than 2023-24.

In 2024-25, transfer duty increased A$1.426 billion, or 26%, compared to the previous year, driven by large transactions and supported by ongoing strength in the residential housing market.

(f)-36

Payroll tax receipts and revenue from the mental health levy increased A$565 million and A$47 million respectively. Combined, these payroll-based taxes grew 9% on the previous year due to the State’s strong labor market.

Land tax revenue was A$327 million higher than 2023-24 due to growth in land values across the State.

The increase in these tax revenues was partially offset by a decline in motor vehicle registration of A$214 million due to the temporary discount in place from September 2024.

Commonwealth and other grants comprised 46% of GGS revenue and 40% of TSS revenue. Grant revenue increased A$1.194 billion from 2023-24 for the GGS and A$1.110 billion for the TSS. The increase was mainly due to:

•

an increase in specific purpose payments (including grants for on-passing) of A$425 million, mainly driven by additional National Health Reform funding and on-passing grants to non-government schools. These increases were partially offset by lower disability funding with the final payment from the DisabilityCare Australia Fund occurring in 2023-24; and

•	an increase in national partnership payments of A$937 million, mainly due to Energy Bill Relief, the Energy Price Relief Plan and road and rail infrastructure funding.

These higher Australian Government grants were partly offset by a reduction in GST revenue of A$239 million due to Queensland receiving a smaller share of the national GST pool, despite the national pool increasing in 2024-25.

GGS sales of goods and services were A$447 million higher due in part to additional health services revenue and recognition of the Queen’s Wharf Casino licence fee. TSS sales of goods and services increased A$1.562 billion compared to 2023-24, reflecting the increase in the GGS, stronger revenue growth by most of the State’s electricity entities within the Public Non-Financial Corporation (“PNFC”) sector and indexation of premium revenue by state insurers.

Interest income was A$156 million higher than 2023-24 for the GGS in part due to Debt Retirement Fund investment earnings. TSS interest income increased A$567 million compared to 2023-24 driven by earnings on financial assets held by Queensland Treasury Corporation, WorkCover Queensland and the National Injury Insurance Scheme.

Dividend and income tax equivalent revenue for the GGS declined by A$70 million in comparison to 2023-24, reflecting in part the lower profitability in Stanwell Corporation.

GGS other revenue was A$9.904 billion in 2024-25 compared to A$14.807 billion in 2023-24. The A$4.903 billion fall from the previous year was mainly due to lower royalty revenue. The decline in royalty revenue predominantly reflects the continued moderation in commodity prices, in particular hard coking coal. This decrease flows through to the TSS.

Expenses

Total expenses for 2024-25 were A$93.393 billion for the GGS and A$111.606 billion for the TSS, A$5.351 billion or 6.1% and A$7.858 billion or 7.6% more than the previous year, respectively.

GGS employee expenses of A$36.147 billion were A$2.883 billion or 8.7% higher in 2024-25 and broadly represents the combined increase in full-time equivalent (“FTE”) employees of 4.8% and enterprise bargaining wage increases. A significant proportion of the growth in employee expenses in 2024-25 was attributable to health and education services. TSS employee expenses were A$3.157 billion higher in 2024-25.

(f)-37

GGS superannuation expenses increased by A$330 million in 2024-25, broadly consistent with the increase in employee expenses.

In 2024-25, GGS other operating expenses were A$25.961 billion, compared to A$25.901 billion in the previous year. The growth in these expenses was modest due to the temporary electricity rebates provided for in 2023-24. This offset strong demand driven growth in health, child safety, housing and homelessness services and higher transport service contract payments to Queensland Rail in 2024-25. TSS other operating expenses were A$922 million higher in comparison to 2023-24 due to the higher costs in the GGS, electricity and insurance sectors.

Depreciation and amortization increased by A$449 million for the GGS mainly due to the increasing investment in state infrastructure and asset revaluations.

GGS interest costs were A$2.594 billion, an increase of A$574 million on the previous year due to a rise in interest rates and additional borrowing with QTC in support of the State’s the capital program. The interest expense for TSS was A$1.097 billion higher which reflects the nominal increase in QTC’s external borrowing to meet clients’ current and future requirements, the increase in interest on client deposits and higher interest rates.

Grant expenses were A$17.611 billion in the GGS, A$1.056 billion or 6.4% higher than 2023-24. The increase was mainly due to grants to local government authorities under the newly established Residential Activation Fund, higher Australian Government grants on-passed to non-government schools, additional contributions to the National Disability Insurance Agency, and higher grants for housing and financial assistance to victims of crime. These increases were partly offset by one-off grants to water entities within the PNFC sector made in the prior year.

(f)-38

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Purchase non-financial assets and borrowings

(UPF Basis)

	2021-22 Actual	2022-23 Actual	2023-24 Actual	2024-25 Actual
	(A$ million)
Purchases of Non-Financial Assets
General Government Sector	7,878	9,899	10,553	11,322
Public non-financial corporations sector	3,134	4,497	6,402	7,878
Non-financial public sector[1]	11,130	14,300	16,887	19,268

Borrowings
General Government Sector	56,764	53,726	58,773	72,864
Public non-financial corporations sector	59,495	49,101	47,659	50,588
Non-financial public sector	116,252	102,821	106,426	123,446

Notes:

(1)

Under present Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector was A$355.427 billion as at June 30, 2025.

Borrowings in the General Government sector were A$72.864 billion at June 30, 2025, A$14.091 billion more than in 2023-24. The increase in borrowings is due to additional borrowing to finance the State’s capital program.

Capital Purchases

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2024-25 was A$11.322 billion, A$769 million more than in 2023-24.

(f)-39

Forward Estimates

Table 3 below provides a summary of key fiscal aggregates for the State’s Forward Estimates on a UPF basis.

Table 3

Key financial aggregates forecasts (Summary) – 2025-26 MYFER

	2025-26 Update	2026-27 Projection	2027-28 Projection	2028-29 Projection
	A$ millions
General Government Sector
Revenue	91,102	95,719	99,000	103,117
Expenses	100,070	102,037	103,760	104,165

Net operating balance	-8,968	-6,318	-4,760	-1,048
Purchases of non-financial assets	15,191	18,312	17,762	17,764
Fiscal balance	-18,917	-17,783	-15,105	-10,842
Public Non-Financial Corporations Sector
Revenue	18,247	18,886	20,258	21,063
Expenses	17,720	18,372	19,750	20,479

Net operating balance	527	514	508	584
Purchases of non-financial assets	9,460	8,432	7,561	6,607
Fiscal balance	-5,700	-3,753	-3,846	-2,018
Non-Financial Public Sector
Revenue	102,323	107,847	112,812	118,438
Expenses	111,858	114,632	117,884	119,797

Net operating balance	-9,535	-6,785	-5,072	-1,359
Purchases of non-financial assets	24,678	26,779	25,386	24,259
Fiscal balance	-25,739	-22,554	-19,834	-13,642

Table 4 below provides data on the latest forecasts of the State’s borrowing by sector.

Table 4

Borrowings

(UPF Basis)

	2025-26 Update	2026-27 Projection	2027-28 Projection	2028-29 Projection
	A$ millions
Borrowings(1)
General Government Sector	93,918	114,076	130,894	143,313
Public non-financial corporations sector	53,019	56,628	60,261	61,593
Non-financial public sector	146,930	170,697	191,148	204,899

(1)	Borrowings inclusive of leases, securities and derivatives.

(f)-40